Mail Stop 7010

December 30, 2005

via U.S. mail and facsimile

Paul B. Middleton
Acting Chief Financial Officer and Corporate Controller
Rogers Corporation
One Technology Drive
Rogers, Connecticut  06263-0188

	Re:	Rogers Corporation
		Form 10-K for the Fiscal Year Ended January 2, 2005
		Filed March 18, 2005
Forms 10-Q for the Fiscal Quarters Ended April 3, 2005, July 3,
2005
and October 2, 2005
		File No. 1-4347

Dear Mr. Middleton:

      We have reviewed your filing and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended January 2, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity, Capital Resources, and Financial Position

1. Please revise future filings to disclose the nature of the transactions that give rise to receivables from joint ventures.

Note 8 - Income Taxes

2. We note that you identified a misapplication of SFAS 109 regarding your accounting for deferred income taxes and recorded the cumulative impact during the fourth quarter of 2004. Please provide us the following information:
* A sufficiently detailed description of your misapplication of SFAS
109 regarding deferred income taxes, including the period(s) that it relates.
* Your SAB 99 materiality assessment of the quantitative and qualitative factors that support your determination that a restatement of prior periods, including quarterly periods, is not required. This analysis should include the impact to your consolidated statements of income as well your consolidated balance sheets.

Note 10 - Commitments and Contingencies

Asbestos Litigation

3. We note that you specifically refer to National Economic
Research
Associates, Inc., as assisting you in projecting your future asbestos-related liabilities and defense costs, and Marsh Risk Consulting, as assisting you in projecting the insurance coverage for your asbestos-related claims. Please be advised that you are required to provide written consents of named experts when they are referred to in filings under the 1933 Act. Since your Form 10-K for the year ended January 2, 2005 is incorporated by reference into an open shelf registration statement, it should have included the required consents. Please revise future filings to include the consents of National Economic Research Associates, Inc. and Marsh Risk Consulting. Refer to Section 436(b) of Regulation C.

Note 11 - Business Segment and Geographic Information

4. We note that reportable segment determinations are subject to complex factors and management judgment, however, based on the information available to us, it is not clear how your reportable segments comply with the aggregation criteria set forth in paragraph
17 of SFAS 131 and EITF 04-10. Specifically, to aggregate operating segments into one reportable segment, the operating segments must have similar economic characteristics and meet all five of the additional aggregation criteria listed in SFAS 131. The similar economic characteristics, should be based on the factors used by the
CODM, which you have indicted are sales trend rates and operating margins. We note the following regarding your operating segments:
* Printed Circuit Materials reportable segment: It does not appear that Induflex polyester industrial laminates` sales trend rates and operating margins are consistent with High frequency laminates or Flexible printed laminates.
* Polymer Materials and Components reportable segment: It does not appear that the operating segments you have aggregated have similar economic characteristics or products.
Please either revise your reportable segments taking into consideration the guidance contained in paragraphs 17-21 of SFAS 131, or provide us with a detailed analysis of how the operating segments you aggregate meet the similar economic characteristics and similar products criteria of paragraph 17 of SFAS 131.

Form 10-Q for the Fiscal Quarter Ended October 2, 2005

Item 4.  Controls and Procedures, page 26

5. We note your disclosure that "except as discussed above, there were no changes in the Company`s internal control over financial reporting..." Please confirm to us and revise in future filings, if correct, to clarify that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or in her absence, Anne McConnell at (202) 551-3709 or me at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief


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Paul B. Middleton
Rogers Corporation
December 30, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE